Exhibit 99.1

Investor News	Fresenius Medical Care AG Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg Contact:
Oliver Maier Phone: + 49 6172 609 2601 Fax: + 49 6172 609 2301 E-mail: ir-fms@fmc-ag.com North America:
Heinz Schmidt Phone: + 1 781 402 9000 Ext.: 4518 Fax: + 1 781 402 9741 E-mail: ir-fmcna@fmc-ag.com Internet: http://www.fmc-ag.com May 6, 2004

Fresenius Medical Care reports First Quarter 2004 results;
First quarter ahead of expectations

Summary First Quarrter 2004:

Net Revenue	$ 1,459 million	+ 12%
Operating income (EBIT)	$ 198 million	+17%
Net income	$ 91 million	+30%
Operating Cash Flow	$ 171 million	+37%
Free Cash Flow	$ 130 million	+55%

Bad Homburg, Germany – May 06, 2004 — Fresenius Medical Care AG (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world’s largest provider of Dialysis Products and Services, today announced the results for the first quarter 2004.

Revenue

Total revenue for the first quarter 2004 increased 12% (8% at constant currency) to $ 1,459 million. Dialysis Care revenue grew by 12% to $ 1,058 million (10% at constant currency) in the first quarter of 2004. Dialysis Product revenue (including internal sales) increased 13% to $ 527 million (4% at constant currency) in the same period. The internal sales increased to $ 126 million after $ 110 million in the first quarter of 2003.

North America revenue increased 7% to $ 996 million, compared to $ 929 million in the same period last year. Dialysis Care revenue increased by 9% to $ 898 million. The average revenue per treatment increased to $ 286 in the first quarter 2004 (Q1 2003: $ 278). Dialysis Product revenue, including sales to company-owned clinics, was flat at $ 191 million.

International revenue was $ 463 million, up 25% from the first quarter of 2003, an increase of 10% adjusted for currency. Dialysis Care revenue reached $ 160 million, an increase of 33% (17% at constant currency). Dialysis Products revenue, including sales to company-owned dialysis clinics, increased 22% to $ 336 million (7% at constant currency).

Earnings

Operating income (EBIT) increased 17% to $ 198 million resulting in an operating margin of 13.6% (Q1 2003: 13.0%). The increase of 60 basis points was mainly due to increased treatments and efficiency improvements in North America and an overall improved situation in Latin America. Compared to the first quarter 2003 the margin in North America increased by 40 basis points to 13.6%. In our International segment it increased by 100 basis points to 15.3% compared to the first quarter in the previous year.

Group net interest expenses decreased by 13% to $ 47 million, compared to $ 54 million last year. This positive development was mainly attributable to a lower debt level and the conversion of a portion of debt from fixed into variable interest rates.

Income tax expense was $ 60 million versus $ 45 million in the first quarter 2003, reflecting an effective tax rate of 39.4% compared to 38.7% in the first quarter of last year.

Net income in the first quarter 2004 was $ 91 million, an increase of 30%.

Earnings per share (EPS) in the first quarter 2004 rose 30% to $ 0.94 per ordinary share ($ 0.31 per ADS), compared to $ 0.72 ($ 0.24 per ADS) in the first quarter of 2003. The weighted average number of shares outstanding during the first quarter of 2004 was approximately 96.2 million.

Cash Flow

In the first quarter of 2004, the Company generated $ 171 million in net cash from operations. This performance was ahead of expectations and the net cash from operations represented nearly 12% of total revenue.

A total of $ 41 million (net of disposals) was spent for capital expenditures, resulting in a Free Cash Flow before acquisitions of $ 130 million compared to the first quarter of 2003 with $ 84 million. This repeated exceptional performance was again driven by further improvements in working capital management. The company reduced the days sales outstanding (DSO) again by another 3 days to 86 days in the first quarter. North America as well as the International region contributed to this very good development.

A total of $ 42 million in cash was spent for acquisitions. The Free Cash Flow after acquisitions increased therefore by 57% to $ 88 million compared to $ 56 million last year.

Patients - Clinics - Treatments

At the end of the first quarter 2004, Fresenius Medical Care served about 120,700 patients worldwide which represents an increase of 6%. North America cared for ~83,200 patients (+4%) and the International segment for ~37,500 patients (+10%).

As of March 31, 2004, the Company operated a total of 1,575 clinics worldwide (1,115 clinics/+2% in North America and 460 clinics/+12% International).

Fresenius Medical Care AG performed approximately 4.6 million treatments, which represents an increase of 8% year over year. North America accounted for 3.2 million treatments (+6%) and the International segment for 1.4 million (+12%).

Outlook 2004

For the year 2004, the Company reconfirms its outlook for the top-line and expects revenue growth at constant currencies in the mid-single digit range. Net income growth is now expected to be at the high end of our original guidance – which is in the low double digit range.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We clearly saw a strong operational performance the first quarter of 2004. Specifically, we were able to improve the profitability of our service and products business on a worldwide basis with focused initiatives based on our overall strategic plan. In addition, we achieved another outstanding performance in free cash flow during the first quarter of 2004. This was a good start into the year, which we believe is a good foundation to look optimistically at 2004 and beyond”.

Fresenius Medical Care AG is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,575 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 120,700 patients around the globe. Fresenius Medical Care is also the world’s leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company’s website at http://www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG
Statements of Earnings

(in US-$ thousands, except share and per share data)
(unaudited)

	Three Months
	Ended March 31,
	(unaudited)
	2004	2003	% Change

Net revenue
Dialysis Care	1,057,750	944,287	12.0%
Dialysis Products	401,306	355,148	13.0%
Total net revenue	1,459,056	1,299,435	12.3%

Cost of revenue	977,098	882,487	10.7%
Gross profit	481,958	416,948	15.6%

Selling, general and administrative	271,469	237,175	14.5%
Research and development	12,301	10,943	12.4%
Operating income (EBIT)	198,188	168,830	17.4%

Interest income	(2,874)	(3,277)	-12.3%
Interest expense	49,577	57,023	-13.1%
Interest expense, net	46,703	53,746	-13.1%

Earnings before income taxes and minority interest	151,485	115,084	31.6%

Income tax expense	59,697	44,537	34.0%
Minority interest	679	537	26.5%
Net income	91,109	70,010	30.1%

Operating income (EBIT)	198,188	168,830	17.4%
Depreciation and amortization	56,842	52,846	7.6%
EBITDA	255,030	221,676	15.0%

Total bad debt expenses	30,204	23,922

Earnings per ordinary share	$0.94	$0.72	30.2%
Earnings per ordinary ADS	$0.31	$0.24	30.2%
Earnings per preference share	$0.96	$0.74	29.9%
Earnings per preference ADS	$0.32	$0.25	29.9%
Average weighted number of shares
Ordinary shares	70,000,000	70,000,000
Preference shares	26,215,699	26,188,575

Fresenius Medical Care AG
Statements of Earnings

(in US-$ thousands, except share and per share data)
(unaudited)

	Three Months
	Ended March 31,
	(unaudited)
	2004	2003	% Change

Percentages of revenue
Cost of revenue	67.0%	67.9%
Gross profit	33.0%	32.1%
Selling, general and administrative	18.6%	18.3%
Research and development	0.8%	0.8%
Operating income (EBIT)	13.6%	13.0%

Interest expense, net	3.2%	4.1%

Earnings before income taxes and minority interest	10.4%	8.9%
Income tax expense	4.1%	3.4%
Minority interest	0.0%	0.0%
Net income	6.2%	5.4%

EBITDA	17.5%	17.1%

Fresenius Medical Care AG
Segment and other Information

(in US-$ million)
(unaudited)

	Three Months
	Ended March 31,
	(unaudited)
	2004	2003	% Change

Net revenue
North America	996	929	7.1%
International	463	370	25.2%
Total net revenue	1,459	1,299	12.3%

Operating income (EBIT)
North America	136	122	11.1%
International	71	53	34.7%
Corporate	(9)	(6)	40.2%
Total operating income (EBIT)	198	169	17.4%

Operating Income in percentage of revenue
North America	13.6%	12.2%
International	15.3%	14.3%
Total	13.6%	13.0%

Employees
Full-time equivalents (March 31 compared to Dec. 31)	41,912	41,097

Reconciliation of non US-GAAP
financial mesasures to most directly
comparable US-GAAP financial measures

(in US-$ million)

Three Months
Ended March 31,
(unaudited)
2004	2003	% Change

Segment information North America

Net revenue	996	929
Costs of revenue and research and development	724	684
Selling, general and administrative	136	123
Costs of revenue and operating expenses	860	807

Operating income (EBIT)	136	122

Annualized EBITDA
Operating income (EBIT) last twelve months	787	690
Depreciation and amorttization last twelve months	220	212
Non cash charges	13	10
Annualized EBITDA	1,020	912

Fresenius Medical Care AG
Balance Sheet

(in US-$ million)

	March 31,	December 31,	March 31,
	(unaudited)		(unaudited)
	2004	2003	2003

Assets
Current assets	2,408	2,206	2,021
Intangible assets	3,933	3,870	3,782
Other non-current assets	1,368	1,427	1,250
Toyal assets	7,709	7,503	7,053

Shareholders’equity and libilities
Current liabilities	1,592	1,412	1,306
Long-term libilities	2,817	2,847	2,841
Shareholders’s equity	3,300	3,244	2,906
Total Shareholders’s equity and liabilities	7,709	7,503	7,053

Equity/assets ratio:	43%	43%	41%

Debt
Short term borrowings	146	90	117
Short term borrowings from related perties	80	30	0
Current portion of long-term debt and capital lease obligations	117	90	23
Long-term debt and capital lease obligations, less current portion	1,079	1,112	1,229
Trust Preferred Securities	1,229	1,242	1,164
Accounts receivable securitization program	0	158	312
Total debt	2,651	2,722	2,845

Fresenius Medical Care AG
Cash Flow Statement

Three Months Ended March 31,
(in US-$ million)
(unaudited)

	2004	2003

Operating activities
Net income	91	70
Depreciation / amortization	57	53
Change in working capital and other non cash items	23	2

Cash flow from operating activities	171	125

Investing activities
Purchases of property, plant and equipment	-43	-44
Proceeds from sale of property, plant and equipment	2	3
Capital expenditures, net	-41	-41

Free Cash flow	130	84

Acquisitions, net of cash acquired	-42	-28

Free Cash flow after investing activities	88	56

Financing activities
Redemption of Series D Preferred Stock	0	-9
Change in accounts receivable securitiztion program	-113	-133
Change in intercompany debt	50	-6
Change in other debt	-14	101

Cash flow from financing activities	-77	-47

Effects of exchange rates on cash	-2	3

Net increase in cash	9	12

Cash at beginning of period	48	65
Cash at end of period	57	77

Fresenius Medical Care AG
Quarterly Performance Scorecard

Three months ended March 31,
(in US-$ thousands, except per-treatment revenue)

	2004		2003

Revenue
North America
Net revenue	995,891		929,491
Growth year-over-year	7.1%		4.1%

Dialysis Care	897,726		823,760
Growth year-over-year	9.0%		5.1%
Per treatment	286		278
Sequential growth	2.2%		-3.0%
Growth year-over-year	2.8%		-2.3%

Dialysis Products incl. internal sales	190.680		190,230
Growth year-over-year	0.2%		4.6%

Dialysis Products incl. internal sales	190,680		190,230
less internal sales	-92,515		-84,499

External sales	98,165		105,731
less sales to other vertically integrated dialysis companies
and to leasing company of dialysis machines leased back	-1,262		-10,889
less method II and other	0		-34
less adsorber business sales	-1,085		0

Dialysis Products to available external market	95,818		94,808

Growth year-over-year	1.1%		6.2%
International
Net revenue	463,165		369,944
Growth year-over-year	25.2%	10.1% cc	25.8%	13.9% cc

Dialysis Care	160,024		120,527
Growth year-over-year	32.8%	17.1% cc	23.9%	18.8% cc
Per treatment	113	99 cc	95	91 cc
Sequential growth	7.2%		6.3%
Growth year-over-year	19.0%	5.0% cc	6.9%	2.5% cc

Dialysis Products incl. internal sales	336,328		275,406
less internal sales	-33,187		-25,989

External sales	303,141		249,417

Dialysis Products incl. internal sales	336,328		275,406
Growth year-over-year	22.1%	7.3% cc	26.0%	11.6 cc
External sales	303,141		249,417
Growth year-over-year	21.5%	6.7% cc	26.8%	11.4% cc

cc	at constant exchange rates

Fresenius Medical Care AG
Quarterly Performance Scorecard
Dialysis Care Volume

Three months ended March 31,

	2004	2003

North America
Number of treatments	3,149,302	2,972,595
Treatments per day	40,376	39,113
Per day sequential growth	0.3%	3.8%
Per day year-over-year growth	3.2%	7.0%
of which
– acquisitions	1.1%	1.4%
– same store growth year-over-year	2.9%	3.3%
– Adjustment for method II to method I transfer		2.3%
– Adjustments for closed/sold facilities, yield and other	-0.8%	0.0%
Same store growth year-over-year (excl. Puerto Rico)	3.0%	3.4%

International
Number of treatments	1,420,186	1,272,722
Same store growth year-over-year	6.7%	7.9%

Fresenius Medical Care AG
Quarterly Performance Scorecard - Expenses

Three months ended March 31,

	2004	2003

North America
Costs of revenue and operating expenses
Percent of revenue	86.4%	86.8%

Selling, general and administrative
Percent of revenue	13.6%	13.2%

Bad debt expenses
Percent of revenue	2.8%	2.4%

Dialysis Care operating expenses/Treatment (in US-$)	250	244
Sequential growth	3.7%	-2.4%
Growth year-over-year	2.2%	-2.6%

Total Group
Costs of revenue and operating expenses
Percent of revenue	86.4%	87.0%

Selling, general and administrative
Percent of revenue	18.6%	18.3%

Effective tax rate	39.4%	38.7%

Fresenius Medical Care AG
Quarterly Performance Scorecard -Cash Flow/Investing Activities

Theree months ended March 31,
(in US-$ thousands, except number of de novos)

	2004	2003

Total Group
Operating Cash Flow	171,322	125,186
Percent of revenue	11.7%	9.6%

Free Cash Flow, before acquisitions	130,408	84,271
Percent of revenue	8.9%	6.5%

Acquisitions, net	42,401	28,083

Capital expenditures, net	40,914	40,915
Percent of revenue	2.8%	3.1%

Maintenance	19,963	20,101
Percent of revenue	1.4%	1.5%

Growth	20,951	20,814
Percent of revenue	1.4%	1.6%

Number of de novos	14	12
North America	5	10
International	9	2

Fresesnius Medical Care AG
Quarterly Performance Scorecard - Balance Sheet

Three months ended March 31,

	2004	2003

Total Group
Debt (in US-$ millions)	2,651	2,845
Debt/EBITDA	2.6	3.1

North America
Days sales outstanding	71	79
Sequential development	-1.4%	-2.5%
Year-over-year development	-10.1%	-10.2%

International
Days sales outstanding	120	136
Sequential development	-5.5%	-0.7%
Year-over-year development	-11.8%	-4.9%

Clinical Performance
North America
Urea reduction >= 65%	90%	88%
Single Pool Kt/v > 1.2	94%	92%
Hemoglobin >= 11g/dl	77%	75%
Albumin >= 3.5 g/dl	78%*	81%
Hospitalization days (Last twelve months, all patients)	13.4	13.4

Demographics
North America
Average age (yr)	61	61
Average time on dialysis (yr)	3.3	3.3
Average body weight (kg)	76	76
Prevalence of diabetes (%)	52%	54%

   * The current albumin calibrator (used since December 2003) is standardized against and traceable to Commmission of the European Communities’ Community Bureau of Reference: BCR refernce matrial CRM 470

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